11020920

SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH. D.C. 211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Knight Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Dunham 201-557-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

State of New Jersey
County of Hudson

We, the undersigned officers of Knight Capital Markets LLC, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Knight Capital Markets LLC for the year ended December 31, 2010 are true and correct. We further affirm that neither the Company nor any principal officer or member has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Senior Managing Director and Manager

Timothy P. Dunham
Chief Financial Officer and Manager

Notary Public

SHARON GAUTIER LOPEZ
Notary Public, State of New Jersey
No. 2271908
Qualified in Hudson County
Commission Expires August 3, 2011

Knight Capital Markets LLC
Statement of Financial Condition
Year Ended December 31, 2010

(in thousands)

Assets		
Cash and cash equivalents	$	44,366
Financial instruments owned, held at clearing broker, at fair value		350,513
Receivable from affiliated clearing organization		79,779
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $3,888		781
Goodwill		13,093
Other assets		4,636
Total assets	$	493,168
Liabilities and Member's Equity		
Liabilities		
Financial instruments sold, not yet purchased, at fair value	$	324,030
Payable to brokers and dealers		2,949
Accrued compensation expense		2,078
Payable to affiliates		6,192
Accrued expenses and other liabilities		998
Total liabilities		336,247
Commitments and contingent liabilities (Note 7)		
Member's equity		156,921
Total liabilities and member's equity	$	493,168

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Knight Capital Markets LLC (the "Company"), a Delaware limited liability company, operates as a market maker in the over-the-counter market for equity securities that are listed on the New York Stock Exchange ("NYSE"), NYSE Amex Equities and NYSE Arca. The Company also provides capital placement services for alternative investment managers and assists corporate clients in private placements. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Nasdaq Stock Exchange and the Financial Industry Regulatory Authority ("FINRA"). As of December 31, 2010 the Company's sole member is Knight Capital Holdings LLC, whose parent is Knight Capital Group, Inc. ("KCG").

Effective January 1, 2011, the Company was merged into Knight Capital Americas, L.P., whose ultimate parent is KCG.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Fair Value of Financial Instruments
The Company values its financial instruments using a hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's Financial instruments owned and Financial instruments sold, not yet purchased comprise exchange traded equity securities which are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or dealer quotations with reasonable levels of price transparency.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. As of December 31, 2010, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3.

Goodwill
The Company tests goodwill for impairment annually or when an event occurs or circumstances change that signifies the existence of impairment.

Depreciation, Amortization and Occupancy
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the cost over the software's estimated useful life of three years, commencing at the time the software is placed in service.

The Company recognizes rent expense under operating leases with fixed rent escalations, lease incentives and free rent periods on a straight-line basis over the lease term beginning on the date the Company takes possession of or controls the use of the space, including during free rent periods.

Income Taxes
The Company is included in the consolidated federal income tax return filed by KCG. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years.

Stock-based Compensation
Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Stock-based compensation is measured based on the grant date fair value of the awards. These costs, which are allocated from KCG, are amortized over the requisite service period, which is typically the vesting period.

Expected forfeitures are considered in determining stock-based employee compensation expense. For all periods presented, the Company recorded a benefit for expected forfeitures on all outstanding stock-based awards. The benefit recorded did not have a material impact on the results of operations.

The Company applies a nonsubstantive vesting period approach for stock-based awards whereby the expense is accelerated for those employees that receive options and restricted stock units ("RSUs") and are eligible to retire prior to the options or RSUs vesting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The Company's Financial instruments owned and Financial instruments sold, not yet purchased comprise exchange traded equity securities which are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices or dealer quotations with reasonable levels of price transparency. Financial instruments of $78.5 million have been netted by their respective long and short positions by CUSIP number as of December 31, 2010.

4. Receivable From and Payable to Brokers, Dealers and Clearing Organization

Receivable from and Payable to brokers, dealers and clearing organization at December 31, 2010 consist of the following:

(in thousands)	Receivable	Payable
Receivable from affiliated clearing broker	$ 79,779	$ -
Clearance, execution and other fees	-	1,719
Payments for order flow	-	1,230
	$ 79,779	$ 2,949

Management believes that the carrying value of the amounts receivable from and payable to brokers, dealers and clearing organization approximates fair value.

5. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements consist of the following:

(in thousands)	
Computer hardware and software	$ 3,303
Leasehold improvements	1,194
Telephone systems	19
Furniture and fixtures	153
	4,669
Less: Accumulated depreciation and amortization	3,888
	$ 781

6. Goodwill

At December 31, 2010, the Company had goodwill of $13.1 million, which resulted from the purchases of the businesses of Trimark Securities, L.P. in 1995 and Tradetech Securities, L.P. in 1997.

Goodwill is tested for impairment annually, or when an event occurs or circumstances change that signifies the existence of impairment. The test considers the profitability, assessment of fair value as well as the overall market value of the Company and its business compared to the net book value. In December 2010, the Company tested for the impairment of goodwill and based on these tests, management has concluded that there was no impairment at December 31, 2010.

7. Commitments and Contingent Liabilities

The Company leases office space under noncancelable operating leases, which contain certain fixed escalation clauses. As of December 31, 2010, future minimum rental commitments under all noncancelable office leases are $350,100 for the year ending December 31, 2011.

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The Company is subject to several of these matters at the present time. The results of these matters cannot be predicted, and the Company cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

8. Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the year. For the year ended December 31, 2010, no client accounted for 10% or more of the U.S. equity dollar value traded.

9. Employee Benefit Plans

KCG sponsors a 401(k) profit sharing plan (the "Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits. For 2010, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Plan was $31,000.

Certain employees of the Company participate in KCG's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of KCG stock-related awards, to employees of the Company.

Eligible employees receive KCG restricted shares and/or restricted stock units (collectively, “restricted awards”) as a portion of their total compensation. Restricted awards generally vest ratably over three years. KCG has the right to fully vest employees in their restricted stock units upon retirement and in certain other circumstances. Restricted awards are generally canceled if employment is terminated before the end of the relevant vesting period.

10. Related Party Transactions

The Company pays an affiliate a fee to manage an electronic trading portfolio as well as a fee which represents the Company's allocation of certain shared services costs.

In the normal course of business, the Company may make short-term loans, payable on demand, to affiliated companies for which the Company charges an amount approximating its borrowing rate. There is no interest earned from affiliates during 2010. At December 31, 2010, there were no material noninterest bearing receivables from affiliates.

Payable to affiliates at December 31, 2010 consists of $6.2 million of noninterest bearing payables to KCG.

11. Income Taxes

The Company is considered to be a disregarded entity for income tax purposes. In accordance with KCG's tax sharing agreement with the Company, KCG allocates to the Company its share of income tax expense or benefit based on the Company's proportionate contribution to KCG's consolidated net income or loss.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset at December 31, 2010 of $470,000 is included in Other assets on the Statement of Financial Condition. The net deferred tax asset is attributable to differences in the book and tax bases of the Company's goodwill, fixed assets and other assets, as well as deferred compensation.

12. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of listed securities, substantially all of the Company's listed securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The Company now clears all of its securities transactions through an affiliated clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker. The clearing broker can rehypothecate certain of the securities held on behalf of the Company. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for all losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right. In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

Financial instruments sold, not yet purchased, which are valued at market, represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

13. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $1 million or 2% of aggregate debit items, as defined. At December 31, 2010, the Company had net capital of $62.2 million, which was $61.2 million in excess of its required net capital of $1.0 million.

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SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C.
211
SECTION

Knight Capital Markets LLC

Statement of Financial Condition
December 31, 2010

Knight Capital Markets LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Member of
Knight Capital Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Knight Capital Markets LLC (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us